

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via Facsimile
Sherri A. Brillon
Chief Financial Officer
Encana Corporation
1800-855 2nd Street, S.W.
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

>　　**Re:**　**Encana Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **Form 40-F for the Fiscal Year Ended December 31, 2010**
> **Filed February 17, 2011**

Dear Ms. Brillon:

We have completed our review of your filings as of June 15, 2011. Through an administrative oversight, this letter was not previously sent to you. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director